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          June 7, 2022

       Sophie Tao
       Chief Executive Officer
       SPK Acquisition Corp.
       Room 368, 302 Buwei
       211 Fute North Road
       China (Shanghai) Pilot Free Trade Zone, 200131

                                                        Re: SPK Acquisition
Corp.
                                                            Form 8-K Filed May
25, 2022
                                                            File No. 001-40462

       Dear Ms. Tao:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




          Sincerely,


          Division of Corporation Finance

          Office of Life Sciences